Exhibit 4.1

APM - QIM FUTURES FUND, L.P.

EXHIBIT A

AGREEMENT OF LIMITED PARTNERSHIP

This Agreement of Limited Partnership (Agreement) is made in Evergreen, Colorado, and is effective as of August 1, 2009, by and between Altegris Portfolio Management, Inc. 1202 Bergen Parkway, Suite 212, Evergreen, Colorado, 80439 (the General Partner), and each other party who shall execute this Agreement, as amended, whether in counterpart, by separate instrument or otherwise (including through Power of Attorney), as limited partners (collectively Limited Partners) (the General Partner and Limited Partners are sometimes collectively referred to as Partners).

The parties desire to form a limited partnership for the purpose of conducting the business described below.  The parties agree:

1.	Formation and Name.

The parties form a limited partnership under the Delaware Uniform Limited Partnership Act, as amended and in effect on the date of this Agreement (the Act).  The name of the limited partnership is APM - QIM Futures Fund, L.P. (the Partnership).  The General Partner shall execute and file a Certificate of Limited Partnership in accordance with the provisions of the Act and execute, file, record and publish (as appropriate) those amendments, assumed name certificates and other documents as are or become necessary or advisable in connection with the operation of the Partnership, as it determines.  Each Limited Partner undertakes to furnish to the General Partner, if the General Partner so requests, a power of attorney which may be filed in those jurisdictions as the General Partner may deem appropriate with the Certificate of Limited Partnership and any amendments and any additional information as is required from the General Partner to complete any documents, including Certificates of Limited Partnership, this Agreement, amendments thereto and assumed name certificates, and to execute and cooperate in the filing, recording and publishing of those documents at the request of the General Partner. The General Partner shall not be required to deliver a Certificate of Limited Partnership to each Limited Partner.

2.	Principal Office.

The address of the principal office of the Partnership shall be c/o Altegris Portfolio Management, Inc., 1202 Bergen Parkway, Suite 212, Evergreen, Colorado, 80439 or such other place as the General Partner may designate from time to time.  The General Partner shall act as the Partnership’s agent for service of process.

3.	Business.

The Partnership’s business and purpose is to trade, buy, sell or otherwise acquire, hold or dispose of commodities, spot and forward foreign exchange, futures, options, forwards, swaps, exchange of futures for physical transactions and exchange of physical for futures transactions (EFPs) and other derivative instruments traded on markets and exchanges worldwide, both regulated and over-the-counter and any options thereon, securities, debt obligations, repurchase agreements and physical commodities including but not limited to currencies (Commodity Interests).  The

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Partnership may also engage in hedge, arbitrage and cash trading of Commodity Interests and it may purchase, borrow or lend securities.  The objective of the Partnership’s business is appreciation of its assets.

4.	Term, Dissolution and Fiscal Year.

(a)           Term.  The term of the Partnership shall commence on the day on which the Certificate of Limited Partnership is filed in the Office of the Secretary of State of Delaware, pursuant to the provisions of the Act and shall end upon the first to occur of the following:

(i)           receipt by a General Partner of an election to dissolve the Partnership at a specified time by Limited Partners owning more than 50% of the Interests then outstanding, notice of which is sent by registered mail to the General Partner not less than ninety (90) days prior to the effective date of such dissolution;

(ii)          withdrawal, admitted or court decreed insolvency or dissolution of the General Partner unless at such time there is at least one remaining General Partner of the Partnership;

(iii)         termination of the Partnership pursuant to Paragraphs 10, 14 or 17; or

(iv)         any event which shall make it unlawful for the existence of the Partnership to be continued or requiring termination of the Partnership.

If the Partnership is dissolved as the result of subsection (a)(iii) above, the Partnership may be re-constituted by the Limited Partners pursuant to the provisions of Paragraph 17 of this Agreement.

(b)           Dissolution.  Upon the occurrence of an event causing the dissolution of the Partnership, the Partnership shall be dissolved and terminated.  Termination, payment of creditors and indemnitees and distribution of the Partnership’s assets shall be effected as soon as practicable in accordance with the Act and this Agreement, and the General Partner and each Limited Partner (and any assignee) shall share in the assets of the Partnership pro rata in accordance with its or his respective Interests in the Partnership, less any amount owing by any Partner (or assignee) to the Partnership.

(c)           Fiscal Year. The Partnership’s tax year shall be the calendar year unless changed by the General Partner with the consent of the Internal Revenue Service.

5.	Net Worth of General Partner.

The General Partner agrees that at all times so long as it remains General Partner of the Partnership, it will maintain a net worth, if any, at an amount which does not affect the classification of the Partnership as a partnership for tax purposes and not as an association taxable as a corporation. For purposes of this Paragraph 5, Net Worth shall include, at face value, any notes or stock subscriptions received including ones from affiliates or shareholder(s) of the General Partner.

6.	Capital Contributions and Interests of Limited Partnership Interest.

The General Partner may purchase General Partnership Interests or Limited Partnership Interests (Interests) and may redeem any such General Partnership Interest as of any month end on the same terms as any Limited Partner.

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Interests in the Partnership shall be Limited Partnership Interests (Interests or, individually, an Interest).  An Interest shall represent a percentage of the Partnership’s Net Assets.  No certificates will be issued.  The General Partner and the initial Limited Partner have each contributed $1,000 in cash to the capital of the Partnership in order to form the Partnership.  Upon the admission of additional Limited Partners, the initial Limited Partner may withdraw from the Partnership as the initial Limited Partner. The Partnership may, in accordance with its latest Offering Memorandum (Memorandum), issue and sell Interests to other persons (including the General Partner and its affiliates).  As set forth in Paragraph 12 of this Agreement, following termination of the initial offering of the Interests, additional Interests may be sold.

If the Partnership does not obtain during the initial period of the offering of the Interests (Initial Offering Period) as described in the Partnership’s Offering Memorandum (the Memorandum) subscriptions for at least $5 million , this Agreement may terminate, and the initial contribution of the General Partner and the initial Limited Partner will be returned to them.  The Partnership shall not commence trading operations unless and until the General Partner has accepted subscriptions (which may include Interests subscribed for by the General Partner or any affiliate of the General Partner, any Selling Agent, advisor or affiliate) for at least $5 million, not including the Interest initially purchased by the initial Limited Partner.  The General Partner may terminate the offering of Interests at any time.  The aggregate of all capital contributions shall be available to the Partnership to carry on its business and no interest shall be paid by the Partnership to subscribers on any funds after their contribution to the Partnership.

All Interests are subscribed for upon receipt of a check, draft or wire transfer of the subscriber and are issued subject to the collection of the funds represented by the check, draft or wire transfer.  If a check or draft of a subscriber for Interests representing payment for Interests is returned unpaid, the Partnership shall cancel the Interests issued to that subscriber represented by the returned check or draft and the General Partner shall file an amendment to the Partnership’s Certificate of Limited Partnership reflecting the cancellation in any jurisdiction where the filing may be necessary.  Any losses or profits sustained by the Partnership in connection with the Partnership’s commodity trading allocable to any canceled Interests shall be deemed an increase or decrease in Net Asset Value and allocated among the remaining Partners as described in Paragraph 7.  Each subscriber agrees to reimburse the Partnership for any expense or losses incurred in connection with any cancellation of Interests issued to him.

7.	Allocation of Profits and Losses.

(a)	Capital Accounts. A Partner’s Capital Account shall consist of the following:

(i)           an amount equal to its original Capital Contribution;

(ii)          the additions, if any, to such account by reason of Capital Contributions; and

(iii)         the adjustments, if any, to such account in accordance with the provisions of Section 7(e), Section 7(f), and any other provision hereunder requiring such adjustment.

(b)	Certain Adjustments to Capital Accounts. The amount of

(i)	withdrawals, if any, made by a Partner, and

(ii)           any distributions made to Partners shall be deducted from such Partner’s Capital Account as of the date of such withdrawal.

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(c)           Maintenance and Modification of Capital Accounts.  The provisions of the Agreement relating to the maintenance of Capital Accounts are intended to comply with Internal Revenue Code (the Code) Regulation 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulation.  If the General Partner determines that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities which are secured by contributed or distributed property or which are assumed by the Partnership, the General Partner or the Limited Partners) are computed in order to comply with such Regulations, the General Partner may make such modification without regard to Section 17 of this Agreement, provided that it is not likely to have a material effect on the amounts distributable to any Partner.  The General Partner also shall make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Partners and the amount of Partnership capital reflected on the Partnership’s balance sheet, as computed for book purposes, in accordance with Regulations sections 1.704-1(b)(2)(iv) (f) and (q), and make any appropriate modifications in the event this Agreement is deemed not to comply with Regulations section 1.704-1(b).

(d)           Transferees.  Generally, a transferee (including an Assignee) of an Interest shall succeed to a pro rata portion of the Capital Account of the transferor; provided, however, that, if the transfer causes a termination of the Partnership under Section 708(b)(1)(B) of the Code, the Partnership’s properties shall be deemed solely for federal income tax purposes, to have been distributed in liquidation of the Partnership to the holders of Partnership Interests (including such transferee) and recontributed by such persons in reconstitution of the Partnership.  In such event, the carrying values of the Partnership properties shall be adjusted immediately prior to such deemed distribution.  The Capital Accounts of such reconstituted Partnership shall be maintained in accordance with the principles of this Agreement.

(e)	Allocation of Net Profits and Net Losses.

(i)           With respect to each Limited Partner, there shall be deducted from the Capital Account of such Limited Partner all Partnership expenses for such month, including, but not limited to those expenses listed in Section 7(g).

(ii)           Any remaining net profits or net losses during any month shall be allocated as of the end of such month to the Capital Accounts of all the Partners in the proportion which each Partner’s Capital Account as of the beginning of such month bore to the sum of the Capital Accounts of all the Partners as of the beginning of such month.

(iii)           With respect to each Limited Partner who has been allocated Trading Profits to its Capital Account for a month, there shall be deducted from the Capital Account of such Limited Partner the Incentive Fee payable to the Partnership’s advisor.  The terms Trading Profits and Incentive Fee shall have the meanings ascribed to them in the Partnership’s Memorandum, as from time to time amended.

 (f)           Allocation of Profit and Loss for Federal Income Tax Purposes.  As of the end of each fiscal year, the Partnership’s income and expense and capital gain or loss from trading shall be allocated among the Partners pursuant to the following subparagraphs for federal income tax

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purposes. Allocations shall be pro rata from short-term capital gain or loss and long-term capital gain or loss and operating income or loss realized and recognized by the Partnership.

(i)            Items of ordinary income, such as interest, and expense, such as fees, brokerage commissions and administrative expenses, shall be allocated pro rata among the Partners based on their respective capital accounts as of the end of each month in which the items of ordinary income and expense accrue.

(ii)            Capital gain or loss from the Partnership’s trading activities shall be allocated as follows:

There shall be established a tax basis account with respect to each outstanding Interest.  The initial balance of each tax basis account shall be the amount paid to the Partnership for each Partner’s Interest.  As of the end of each fiscal year:

(A)           Each tax basis account shall be increased by the amount of income allocated to the Partner or his assignee pursuant to subparagraph (f)(i) above and subparagraph (iv) below.

(B)            Each tax basis account shall be decreased by the amount of expense or loss allocated to the Partner or his assignee pursuant to subparagraph (f)(i) above and subparagraph (vi) below and by the amount of any distribution received by the Partner or his assignee with respect to the Interest, other than on redemption of Interests.

(C)            When an Interest is redeemed, the tax basis account attributable to such Interest or redeemed portion of such Interest shall be eliminated.

(iii)           Capital gain shall be allocated first to each Partner who has redeemed an Interest during the fiscal year up to any excess of the amount received upon redemption of the Interest over the tax basis account maintained for the redeemed Interest.

(iv)            Capital gain remaining after the allocation in subparagraph (f)(iii) shall be allocated among all Partners whose capital accounts are in excess of their tax basis accounts after the adjustments in subparagraph (f)(iii) in the ratio that each such Partner’s excess bears to all such Partners’ excesses.  If the gain to be so allocated is greater than the excess of all such Partners’ capital accounts over all such tax basis accounts, the excess shall be allocated among all Partners in the ratio that each Partner’s capital account bears to all Partners’ capital accounts.

(v)            Capital loss shall be allocated first to each Partner who has redeemed an Interest during a fiscal year up to any excess of the tax basis account maintained for the redeemed Interest over the amount received upon redemption of the Interest.

(vi)            Capital loss remaining after the allocation in subparagraph (f)(v) shall be allocated among all Partners whose tax basis accounts are in excess of their capital accounts after the adjustments in subparagraph (f)(v) in the ratio that each such Partner’s excess bears to all such Partners’ excesses.  If the loss to be so allocated is greater than the excess of all tax basis accounts over all Partners’ capital accounts, the excess loss shall be allocated among all Partners in the ratio that each Partner’s capital account bears to all Partners’ capital account.

(vii)            Any gain or loss required to be taken into account in accordance with Section 1256 of the Code shall be considered a realized capital gain or loss for purposes of this Section 7(f).  Certain foreign currency gain or loss attributable to transactions specified in Section 988 of the Code, as amended, shall be treated as ordinary income or loss for the purposes of this Section 7(f).

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(viii)            The tax allocations prescribed by this Section 7(f) shall be made to each holder of an Interest, whether or not the holder is a substituted Limited Partner.

(ix)            The allocation of profit and loss for federal income tax purposes set forth in this Agreement is intended to allocate taxable profit and loss among Partners generally in the ratio and to the extent that profit and loss are allocated to such Partners so as to eliminate, to the extent possible, any disparity between a Partner’s capital account and his tax basis account, consistent with principles set forth in Section 704 of the Code.

(g)           Expenses. The Partnership will bear all (i) expenses in connection with its organization and the initial offering of its Interests (the Organizational Expenses), which, at the option of the General Partner, may be advanced by the General Partner, in which event, the Partnership will reimburse or otherwise compensate the General Partner for these expenses over such period as the General Partner will determine, as set forth in the Offering Memorandum, or any supplement thereto or other disclosure document describing the terms of the Partnership, (ii) legal, bookkeeping, accounting, auditing, tax preparation charges, administration and related charges of the Partnership, (iii) expenses associated with the continued offering of its Interests, which include but are not limited to expenses enumerated in (ii), as well as printing and duplication expenses, marketing, presentations, reasonable travel, mailing expenses and other related expenses, (iv) investment related expenses, as applicable, (v) operational and overhead expenses of the Partnership, including but not limited to, insurance liability, photocopying, postage, supplies, computer, clerical and telephone expenses, (vi) extraordinary (including indemnification) expenses, if any, involving the Partnership, (vii) Management Fees, (viii) Continuing Compensation (if applicable), and (ix) Fixed Administrative Fees (if applicable). In the event the Partnership is liquidated prior to the reimbursement of the Organizational Expenses by the Partnership to the General Partner, any remaining Organizational Expenses will be borne by the General Partner.  During at least the first twelve months after the Partnership commences trading, the General Partner has agreed to limit the operating expenses paid by the Partnership (those items in (ii) through (v) above) to 1/12th of 0.5% of the month-end capital account balances of all Interests for such month (the Operating Expense Cap).  To the extent that A) such expenses are greater than the Operating Expense Cap for any month or B) the Operating Expense Cap exceeds such expenses for any month, the excess expenses or remaining portion of the Operating Expense Cap will carry over to the following month(s) and be included in the calculation of the Operating Expense Cap for such month(s).  In the event that the operating expenses during the first twelve months of trading operations exceed the Operating Expense Cap, such excess will be borne by the General Partner.

(h)           Limited Liability of Limited Partners.  Each Interest, when purchased in accordance with this Agreement, shall be fully paid and non-assessable.  Any provisions of this Agreement to the contrary notwithstanding, no Limited Partner shall be liable for Partnership obligations in excess of the capital contributed by him plus his share of profits remaining in the Partnership, if any, and any other amounts as he or she may be liable for pursuant to the Act.

(i)           Return of Limited Partners’ Capital Contributions.  Except to the extent that a Limited Partner shall have the right to withdraw capital in accordance with the terms of this Agreement, no Limited Partner shall have any right to demand the return of his capital contribution or any profits added thereto, except upon dissolution and termination of the Partnership.  In no event shall a Limited Partner be entitled to demand or receive property other than cash.

(j)           Determination and Calculation of Liabilities.  The liabilities of the Partnership shall be deemed to include: (i) all of its bills and accounts payable; (ii) all of its accrued or payable

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expenses; (iii) the current market value of all of its short sale obligations after accounting for or reflecting any hedge or other offsetting positions; and (iv) all of its other liabilities, present or future, including Reserves.  For purposes of determining the Partnership’s liabilities at a particular time, the General Partner may estimate expenses that are incurred on a regular or recurring basis over yearly or other periods and treat the amount of any such estimate as accruing in equal portions over any such period.  The General Partner may establish such reserves for the Partnership for contingent, unknown or unfixed debts, liabilities or obligations of the Partnership as the General Partner may reasonably determine to be advisable, whether or not in accordance with generally accepted accounting principles (Reserves).  Any such Reserve, if and when reversed, shall be allocated among the Capital Accounts of those Persons who were Partners at the time such Reserve was established unless the General Partner determines that it would be more equitable to allocate such reversal among the Capital Accounts of the Partners who are Partners at the time of such reversal.

8.	Management of the Partnership.

The General Partner, to the exclusion of all Limited Partners, shall conduct the business of the Partnership.  No Limited Partner shall be entitled to any salary, draw or other compensation from the Partnership on account of his investment in the Partnership.  The General Partner shall have sole discretion in determining what distributions of profits and income, if any, shall be made to the Partners (subject to the allocation provisions of this Agreement), shall execute various documents on behalf of the Partnership and the Partners pursuant to powers of attorney and supervise the liquidation of the Partnership if any event causing termination of the Partnership occurs.  In order to facilitate the foregoing, each Limited Partner shall execute a power of attorney as described in Paragraph 13.

The General Partner may cause the Partnership to buy, sell, hold or otherwise acquire or dispose Commodity Interests and, securities, debt obligations and other assets.  In addition, the General Partner on behalf of the Partnership may retain a trading manager (including affiliates of the  General Partner) to select trading advisors or the General Partner may select and retain trading advisors to make any or all trading decisions regarding the Partnership and may delegate complete trading discretion to the manager and/or trading advisors.  The General Partner may engage, and compensate on behalf of the Partnership from funds of the Partnership, persons, firms or corporations, including the General Partner and any affiliated person or entity, as in its sole judgment they shall deem advisable for the conduct and operation of the business of the Partnership. The General Partner is specifically authorized to enter into the Commodity Brokerage Agreement and the Advisory Contract described in the Memorandum and any various selling agreements with selling agents and each Limited Partner consents to the terms of those agreements (including, in particular, the fees set forth in those agreements).

The General Partner may subdivide or combine the Interests in its discretion, provided that no subdivision or combination shall affect the aggregate Net Asset Value of any Partner’s Interest in the Partnership.  The Partnership may issue multiple classes or series of Interests or, at the sole discretion of the General Partner, declare any Limited Partner a “Special Limited Partner.”  The assets belonging to a particular series or class shall belong to that series or class for all purposes, and to no other series or class, subject only to the rights of creditors of that series class. In addition, any assets, income, earnings, profits, or payments and proceeds with respect thereto, which are not readily identifiable as belonging to any particular series or class shall be allocated by the General Partner between and among one or more of the series or class for all purposes and such assets, income, earnings, profits, or funds, or payments and

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proceeds with respect thereto, shall be assets belonging to that series or class. The fees charged to Special Limited Partners may be different than those charged to other Limited Partners.

The objective of the Partnership is to achieve appreciation of its assets.  No assurance is given that the Partnership’s objective will be met.  In the future, the Partnership may retain one or more additional or replacement trading managers or trading advisors which may trade other Commodity Interests and use different trading strategies or systems.  If a new advisor is selected, the Partnership will notify all Limited Partners.  The Partnership’s ability to make a profit will depend largely on the success of its advisor or advisors in anticipating market trends and buying or selling accordingly.

If the General Partner shall, in its sole discretion, determine that any trading instruction issued by an advisor to the Partnership violates established the Partnership’s objectives, the General Partner may cause those trades to be reversed.

No person dealing with the General Partner shall be required to determine its authority to make any undertaking on behalf of the Partnership, nor to determine any fact or circumstance bearing upon the existence of their authority.

9.	Audits and Reports to Limited Partners.

The Partnership books shall be audited annually by an independent certified public accountant. The Partnership will use its best efforts to send:

(a)      within ninety (90) days after the close of each fiscal year, certified financial statements (including a balance sheet and statement of income) of the Partnership for the fiscal year then ended;

(b)      tax information as is necessary for a Limited Partner to complete his federal income tax return; and

(c)      any other annual and monthly information as the Commodity Futures Trading Commission (CFTC) may by regulation require.

The General Partner is authorized to expend Partnership funds to provide the foregoing information and to notify the Limited Partners of other information, as the General Partner may deem appropriate.  Limited Partners or their authorized representatives may inspect the Partnership books and records during normal business hours upon reasonable written notice to the General Partner.

10.	Assignability of Interests; Redemption of Interests.

(a)           Assignments.  Each Limited Partner expressly agrees that he will not assign, transfer or dispose of, by gift or otherwise, any of his Interest or any part of all of his right, title and interest in the capital or profits of the Partnership without the written consent of the General Partner.  No transfer of Interests may be made without the written consent of the General Partner.  No assignment or transfer will be permitted unless the General Partner is satisfied that:

(i)           the assignment or transfer would not violate the Securities Act of 1933 or the laws of any state;

(ii)          notwithstanding such assignment or transfer, the Partnership shall continue to be classified as a partnership and not a corporation or association under the Code; and

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(iii)         such transfer shall not cause the Partnership to become a publicly traded partnership under the Code.

 The General Partner may require an opinion of counsel from the assignor or transferor confirming (i), (ii) and (iii) above.  All costs related to such transfer (including attorney’s fees) shall be borne by the assignor/transferor.  If an assignment, transfer or disposition occurs by reason of the death of a Limited Partner or assignee, written notice may be given by the duly authorized representative of the estate of the Limited Partner or assignee and shall be supported by proof of legal authority as may reasonably be requested by the General Partner.  Any request for assignment or transfer shall be in writing to the General Partner.  The written notice required by this paragraph shall specify the name and address of the assignee and the date of assignment, shall include a statement by the assignee that he agrees to give the above described written notice to the General Partner upon any subsequent assignment and to be bound by the terms of this Agreement and authorizes the General Partner, should they consent to the admission of the assignee as a substituted Limited Partner, to sign such assignee’s name to this Agreement and to an amendment to the Partnership’s Certificate of Limited Partnership (should such an amendment be advisable) as such assignee’s attorney-in-fact.  The General Partner may, in its sole discretion, waive receipt of the above described notice or waive any defect therein.  No assignee, except upon consent of the General Partner (which consent may be withheld at its sole and absolute discretion), may become a substituted Limited Partner nor will the estate or any beneficiary of a deceased Limited Partner or assignee have any right to withdraw any capital or profits from the Partnership except by redemption of Interests.  A substituted Limited Partner shall have all the rights and powers and shall be subject to all the restrictions and liabilities of his assignor; provided, however, that a substituted Limited Partner shall not be subject to those liabilities of which he was ignorant at the time he became a substituted Limited Partner and which could not be ascertained from the Certificate of Limited Partnership or this Agreement.  Each Limited Partner agrees that with the consent of the General Partner any assignee may become a substituted Limited Partner without the further act or consent of any Limited Partner.  Each Limited Partner agrees that he or she has no right to consent to and will not consent to any person or entity becoming a substituted Limited Partner, except as set forth in the preceding sentence.  If the General Partner withholds consent, an assignee shall not become a substituted Limited Partner and shall not have any of the rights of a Limited Partner, except that the assignee shall be entitled to receive that share of capital or profits and shall have the right of redemption to which his assignor would otherwise have been entitled.  An assigning Limited Partner shall remain liable to the Partnership as provided in the Act, regardless of whether his assignee becomes a substituted Limited Partner.

(b)           Redemptions.  Limited Partners may require the Partnership to redeem some or all of their Interest at their Net Asset Value per Interest as of the end of any month on fifteen (15) days’ prior written notice to the General Partner.  The General Partner may declare additional redemption dates upon notice to the Limited Partners.  Redemptions will be paid only if:

(i)           all liabilities, contingent or otherwise, of the Partnership (except any liability to Partners on account of their capital contributions) have been paid or there remains property of the Partnership sufficient to pay them, and

(ii)           the General Partner has received a timely Request for Redemption, as defined below.

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The General Partner may, but need not, permit redemption of partial Interests.  Upon redemption, a Partner (or any assignee of whom the General Partner has received notice as described below) shall receive from the Partnership for each Interest redeemed, an amount equal to the Net Asset Value of the Interest less any amount owing by such Partner (and assignees, if any) to the Partnership pursuant to Paragraph 16(b) hereof.  If redemption is requested by an assignee, all amounts owed under Paragraph 16(b) by the Partner to whom such Interest was sold by the Partnership, as well as all amounts owed by all other assignees who owned such Interest prior to the current assignee shall be deducted from the amount paid to such assignee upon redemption of his Interest.  As described above, an assignee shall not be entitled to redemption until the General Partner has received written notice of the assignment, transfer or disposition under which the assignee claims an interest in the Interests to be redeemed and shall have no claim against the Partnership or the General Partner with respect to distributions or amounts paid on redemption of Interests prior to the receipt by the General Partner of the notice.

 As used in this Agreement, a Request for Redemption shall mean a letter, in the form specified by the General Partner, sent by a Limited Partner (or any assignee of whom the General Partner have received a written notice as described above) and received by the General Partner at least fifteen (15) days, or such lesser period as shall be acceptable to the General Partner, in advance of the requested effective date of redemption.  A form of Request for Redemption is included in the Memorandum.  Additional forms of Request for Redemption may be obtained by written request to the General Partner.

The Partnership or the General Partner may call and redeem Interests owned by any or all Limited Partners at their Net Asset Value on the date of the call.  Notwithstanding anything herein to the contrary, the General Partner, on behalf of the Partnership, may take any and all action including, but not limited to, refusing to admit persons as Limited Partners or refusing to accept additional capital contributions, and requiring the redemption of the Interest of any Limited Partner, as may be necessary or desirable avoid the assets of the Partnership being treated for any purpose of the Employee Retirement Income Security Act of 1974, as amended (ERISA) or Section 4975 of the Code as assets of any “employee benefit plan” as defined in and subject to ERISA or of any “plan” as defined in and subject to Section 4975 of the Code (or any corresponding provisions of succeeding law) or to avoid the Partnership’s engaging in a prohibited transaction as defined in Section 406 of ERISA or Section 4975(c) of the Code.

Payment generally will be made within thirty (30) business days after the effective date of redemption, except that under special circumstances, including but not limited to inability to liquidate commodity positions as of a date of redemption, including a special redemption date, or default or delay in payments due the Partnership from commodity brokers, banks, commodity pools or other persons, the Partnership may in turn delay payment to Partners requesting redemption of Interests of the proportionate part of the Net Asset Value of the Interests equal to that proportionate part of the Partnership’s Net Asset Value represented by the sums which are the subject of such default or delay.

11.	Offering of Interests of Limited Partnership Interest.

The General Partner, on behalf of the Partnership, shall (a) use its best efforts to qualify or exempt Interests for sale under the securities laws of the States of the U. S. or other jurisdictions as

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the General Partner shall deem advisable and (b) take action with respect to the matters described above as the General Partner shall deem advisable or necessary.

The General Partner is authorized to take the actions and make arrangements for the sale of the Interests as it deems appropriate, subject to the provisions of Paragraph 12.

12.	Admission of Additional Partners.

After the initial offering of Interests has been terminated by the General Partner, the General Partner may, in its discretion, make additional offerings of the Interests.  Pursuant to Paragraph 10, the General Partner may consent to and admit any assignee of Interests as substituted Limited Partners.

Additional or substitute general partners may be admitted to the Partnership pursuant to Paragraph 17.  Upon the admission of any substitute or additional general partner or general partners, this Agreement shall be amended (and each Limited Partner consents to such amendment) so that the provisions of this Agreement shall apply to such general partner or general partners in the same manner as now applicable to the General Partner, to the extent practicable.

13.	Special Power of Attorney.

Each Limited Partner by executing this Agreement does irrevocably constitute and appoint the General Partner with power of substitution, as his true and lawful attorney-in-fact, in his name, place and stead to:

 (a)           execute, acknowledge, swear to (and deliver as may be appropriate) on his behalf and file and record in the appropriate public offices and publish (as may be appropriate):

(i)           this Agreement, including any amendments adopted as provided herein,

(ii)          certificates of limited partnership in various jurisdictions, and amendments thereto, and certificates of assumed name or doing business under a fictitious name with respect to the Partnership,

(iii)         all conveyances and other instruments which the General Partner deems appropriate to qualify or continue the Partnership in the jurisdictions in which the Partnership may conduct business which may be required to be filed by the Partnership or the Partners under the laws of any jurisdiction to reflect the dissolution or termination of the Partnership or to reorganize or refile the Partnership in a different jurisdiction, provided that the reorganization or refiling does not result in a material change in the rights of the partners;

(b)           admit additional Limited Partners and, to the extent that it is necessary  under the laws of any jurisdiction, to file amended certificates or agreements of limited partnership or other instruments to reflect such admission, to execute, file and deliver such certificates, agreements and instruments;

(c)           file, prosecute, defend, settle or compromise litigation, claims or arbitrations on behalf of the Partnership;  and

(d)           enter into agreements with third parties (including affiliates of the General Partner) to carry out the Partnership’s business.

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The Power of Attorney granted herein shall be irrevocable and deemed to be a power coupled with an Interest and shall survive the incapacity or death of a Limited Partner.  Each Limited Partner agrees to be bound by any representation made by the General Partner or any successor thereto, acting in good faith pursuant to such Power of Attorney, and each Limited Partner hereby waives any and all defenses which may be available to contest, negate or disaffirm the action of the General Partner and any successor thereto, taken in good faith under such Power of Attorney.  In addition to this Power of Attorney, each Limited Partner agrees to execute a special Power of Attorney on a document separate from this Agreement.  The form of Power of Attorney to be executed is included in the Subscription Agreement attached to the Memorandum.  In the event of any conflict between this Agreement and any instruments filed by such attorney pursuant to the Power of Attorney granted in this Paragraph 13, this Agreement shall control.

14.	Withdrawal of a Partner.

The Partnership shall be dissolved and terminate upon the withdrawal, dissolution, admitted or court decreed insolvency or the removal of the General Partner (unless a substitute general partner has been appointed or the Partnership is continued pursuant to the terms of Paragraph 17).  In addition, the General Partner may withdraw from the Partnership at any time on written notice in person, by first class mail, postage prepaid or express mail, to each Limited Partner (without breach of this Agreement) and the withdrawal will be effective on the date set forth in the Notice or if no date is given on the 90th day following the date on which the notice is given or mailed.  The death, incompetency, withdrawal, insolvency or dissolution of a Limited Partner shall not terminate or dissolve the Partnership, and a Limited Partner, his estate, custodian or personal representative shall have no right to withdraw or value the Limited Partner’s Interest in the Partnership except as provided in Paragraph 10.  Each Limited Partner (and any assignee of a Limited Partner’s Interest) waives on behalf of himself and his estate, and directs the legal representatives of his estate and any person interested therein to waive, the furnishing of any inventory, accounting or appraisal of the assets of the Partnership and any right to an audit or examination of the books of the Partnership other than as provided for in this Agreement.

15.	No Personal Liability for Return of Capital.

The General Partner shall not be liable for the return or repayment of all or any portion of the capital or profits of any Partner (or assignee), it being expressly agreed that any return of capital or profits made pursuant to this Agreement shall be made solely from the assets (which shall not include any right of contribution from the General Partner) of the Partnership.

16.	Indemnification.

(a)           By the Partnership.  The General Partner, and any Affiliate of the General Partner engaged in the performance of services on behalf of the Partnership, shall be indemnified for any liability or loss suffered by the General Partner or such Affiliate and shall have no liability to the Partnership or to any Limited Partner for any liability or loss suffered by the Partnership which arises out of any action or inaction of the General Partner or such Affiliate if (i) the General Partner has determined, in good faith, that such course of conduct was in the best interests of the Partnership and (ii) such liability or loss was not the result of negligence or misconduct by the General Partner or any such Affiliate.

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Notwithstanding the foregoing, the General Partner, and any Affiliate engaged in the performance of services on behalf of the Partnership, shall not be indemnified by the Partnership for any liability imposed by judgment, and costs associated therewith, including attorney’s fees, arising from or out of a violation of state or federal securities laws or rules.  The General Partner and such Affiliates shall be indemnified for settlements and related expenses of lawsuits alleging securities law violations, and for expenses incurred in successfully defending such lawsuits, provided that a court either (i) approves the settlement and finds that indemnification of the settlement and related costs should be made, or (ii) approves indemnification of litigation costs if a successful defense is made.

Any amounts payable to the General Partner or its Affiliates pursuant to the foregoing are recoverable only out of the assets of the Partnership and not from the Limited Partners.  The Partnership shall not incur the cost of that portion of liability insurance which insures the General Partner and its Affiliates for any liability as to which the General Partner and its Affiliates are prohibited from being indemnified.

The Partnership may advance to the General Partner and its Affiliates legal expenses and other costs incurred as a result of legal action initiated against it or its Affiliates is permissible if the following conditions are satisfied:  (i) the legal action relates to the performance of duties or services by the General Partner or its Affiliates on behalf of the Partnership; (ii) the General Partner or its Affiliates undertake to repay the advanced funds to the Partnership in cases in which they would not be entitled to indemnification.

For the purpose of this Section 16, the term “Affiliate(s)” shall mean any persons performing services on behalf of the Partnership who:  (i) directly or indirectly controls, is controlled by, or is under common control with the General Partner; or (ii) owns or controls 10% or more of the outstanding voting securities of the General Partner; or (iii) an officer or director of the General Partner; or (iv) is a company for which the General Partner is an officer, director, partner or trustee.

(b)           By the Partners.  If the Partnership is made a party to any claim, dispute or litigation or otherwise incurs any loss or expense as a result of or in connection with any Partner’s (or assignee’s) actions unrelated to the Partnership’s business, the Partner (or assignees, cumulatively) shall indemnify and reimburse the Partnership for all loss and expense incurred, including reasonable attorney’s fees.  In addition, if the Partnership is obligated to pay any amount to a governmental agency (or otherwise makes a payment) because of a Partner’ status or otherwise specifically attributable to a Partner (including, without limitation, federal withholding taxes with respect to foreign partners, state personal property taxes, state unincorporated business taxes, etc.), then such Partner shall indemnify the Partnership in full for the entire amount paid (including without limitation, any interest, penalties and expenses associated with such payments).  The amount to be indemnified shall be charged against the Capital Account of such Partner, and, at the option of the General Partner, either:

(i)           promptly upon notification of an obligation to indemnify the Partnership, such Partner shall make a cash payment to the Partnership equal to the full amount to be indemnified (and the amount paid shall be added to the Partner’s Capital Account), or

(ii)          the Partnership shall reduce subsequent distributions which would otherwise be made to the Partners, until the Partnership has recovered the amount to be indemnified, or

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(iii)         the Partnership shall redeem sufficient Interests held by such Partner and retain the proceeds for its benefit up to the amount needed for the Partnership to recover the amount to be indemnified.

17.	Amendments; Meetings.

(a)           Amendments with Consent of the General Partner.  If at any time during the term of the Partnership the General Partner shall deem it necessary or desirable to amend this Agreement, it may proceed to do so, provided that the amendment shall be effective only if embodied in an instrument signed by the General Partner and by Limited Partners owning more than 50% of the Interests then owned by the Limited Partners and if made in accordance with and to the extent permissible under the Act.  Such approvals may be obtained by the General Partner by means of written notice to the Limited Partners requiring them to respond in the negative by a specified time, or to be deemed to have approved of the proposed amendment.  Any supplemental or amendatory agreement shall be adhered to and have the same effect from and after its effective date as if the same had originally been embodied in and formed a part of this Agreement, provided, however, that no supplemental or amendatory agreement shall, without the consent of all Limited Partners, change or alter this Paragraph 17, extend the term of the Partnership, reduce the capital account of any Partner or modify the percentage of profits, losses or distributions to which any Partner is entitled.  In addition, reduction of the capital account of any assignee or modifications of the percentage of profits, losses or distributions to which an assignee is entitled shall not be affected by amendment or supplement to this Agreement without the assignee’s consent.  No meeting procedure or specified notice period is required in the case of amendments made with the consent of the General Partner, mere receipt of an adequate number of unrevoked consents being sufficient.  The General Partner may, but is not required to, amend this Agreement without the consent of the Limited Partners in order to:

(i)           clarify any clerical inaccuracy, ambiguity or reconcile any inconsistency (including any inconsistency between the Agreement and the Memorandum);

(ii)          appoint a substitute or additional general partner or add to the representations, duties or obligations of the General Partner or surrender any right or power of the General Partner for the benefit of the Limited Partners or appoint a substitute general partner;

(iii)         amend this Agreement to effect the intent of the allocations proposed herein to the maximum extent possible in the event of a change in the Code or the interpretations thereof affecting such allocations;

(iv)         attempt to ensure that the Partnership is not taxed as an association for federal income tax purposes and to prevent the Partnership from becoming classified as a publicly traded partnership;

(v)          qualify or maintain the qualification of the Partnership as a limited partnership in any jurisdiction;

(vi)         delete or add any provision of or to this Agreement required to be deleted or added by the Staff of the Securities and Exchange Commission or any other federal agency or any state “Blue Sky” official or similar official or in order to opt to be governed by any amendment or successor statute to the Act;

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(vii)        change the name of the Partnership and make any modifications to this Agreement to reflect the admission of an additional or substitute general partner and to reflect any modification to the Net Worth requirements applicable to the General Partner and any other general partner, as contemplated by paragraph 5 hereof;

(viii)       make any amendment to this Agreement which the General Partner deems advisable, provided that such amendment is not adverse to the Limited Partners, or that is required by law;

(ix)          make any amendment that is appropriate or necessary, in the opinion of the General Partner, to prevent the Partnership or the General Partner or its directors, officers or controlling persons from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, to avoid the assets of the Partnership being treated for any purposes of the Employee Retirement Income Security Act of 1974 (ERISA) or Section 4975 of the Code as assets of any “employee benefit plan” as defined in and subject to ERISA or of any “plan” as defined in and subject to Section 4975 of the Code (or any corresponding provisions of succeeding law) or to avoid the Partnership’s engaging in a prohibited transaction as defined in Section 406 of ERISA or Section 4975(c) of the Code; and

(x)           make any amendment necessary to obtain that Partnership income not be deemed to constitute “unrelated business taxable income” or be adversely affected by the “passive loss” rules under the Code.

(b)           Meetings.  Any Limited Partner upon written request addressed to the General Partner shall be entitled to obtain from the General Partner, at the Limited Partner’s expense, a list of the names and addresses of record of all Limited Partners; provided that the Limited Partner represents that the list will not be used for commercial purposes.  Upon receipt of a written request, signed by Limited Partners owning at least 10% of the Interests then owned by Limited Partners, that a meeting of the Partnership be called to vote upon any matter which the Limited Partners may vote upon pursuant to this Agreement, the General Partner shall, by written notice to each Limited Partner of record mailed within fifteen days after such receipt, call a meeting of the Partnership.  The meeting shall be held at least thirty but not more than sixty days after the mailing of the notice, and the notice shall specify the date of, a reasonable place and time for, and the purpose of the meeting.

(c)           Amendments and Actions without Consent of the General Partner.  At any meeting called pursuant to Paragraph 17(b), upon the affirmative vote (which may be in person or by proxy) of Limited Partner owning more than 50% of the Interests then owned by the Limited Partners (or as otherwise provided for by state law), the following actions may be taken, irrespective of whether the General Partner concurs:

(i)           this Agreement may be amended in accordance with and only to the extent permissible under the Act, provided, however, that consent of all Limited Partners shall be required in the case of amendments which require the consent of all Limited Partners, i.e., changing or altering this Paragraph 17, extending the term of the Partnership, reducing the capital account of any Partner or modifying the percentage of profits, losses or distributions to which any Partner is entitled; in addition, reduction of the capital account of any assignee or modification of the percentage of profits, losses or distributions to which an assignee is entitled shall not be effected by amendment or supplement to this Agreement without such assignee’s consent;

(ii)           the Partnership may be dissolved;

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(iii)          the General Partner may be removed and replaced;

(iv)          a new general partner or general partners may (to the extent permitted by the Act) be elected if the General Partner elects to withdraw from the Partnership and no substitute general partner has been appointed by the General Partner;

(v)           the sale of all or substantially all of the assets of the Partnership may be approved; and

(vi)          any contract for services with the General Partner or its affiliates may be canceled on sixty (60) days written notice without penalty.

 If the General Partner is removed or withdraws, its General Partnership Interest shall be valued on an Interest equivalent basis and immediately redeemed.

18.	Governing Law.

The validity and construction of this Agreement shall be determined and governed by the laws of the State of Delaware.

19.	Miscellaneous.

(a)           Priority among Limited Partners. No Limited Partner shall be entitled to any priority or preference over any other Limited Partner in regard to the affairs of the Partnership, except to the extent that this Agreement may be deemed to establish a priority or preference.

(b)           Notices.  All notices under this Agreement shall be in writing and, except as set forth in the following sentence, shall be effective upon personal delivery, or if sent by first class mail, postage prepaid addressed to the last known address of the party to whom the notice is to be given, upon the deposit of the notice in the U.S. mails.  Requests for Redemption and notices of assignment, transfer or disposition of Interests or any interest therein shall be effective upon receipt by the General Partner.  Any notice required to be sent or received under this Agreement shall, for purposes herein, be deemed to have been sent or received if sent or received by the General Partner.

(c)           Binding Effect. This Agreement shall inure to and be binding upon all of the parties, their successors and assigns, custodians, heirs and personal representatives.  For purposes of determining the rights of any Partner or assignee, the Partnership and the General Partner may rely upon the Partnership records as to who are Partners and assignees and all Partners and assignees agree that their rights shall be determined and that they shall be bound thereby, including all rights which they may have under Paragraph 10 to 17 hereof.

(d)           Captions. Captions in no way define, limit, extend or describe the scope of this Agreement nor the effect of any of its provisions.

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IN WITNESS WHEREOF, the parties have executed this Agreement of Limited Partnership as of the date and year first above written.

GENERAL PARTNER:	LIMITED PARTNER:

ALTEGRIS PORTFOLIO MANAGEMENT, INC.

By: /s/ Robert J. Amedeo	By: /s/ Jon Sundt
Robert J. Amedeo	Jon Sundt

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